U.S. COMMERCIAL CORP., S.A. DE C.V.

02 NOV 14 AM 9:53

29 october, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

SUPPL

Reference. U.S. Commercial Corp., S.A. de C.V.
File Number 82-34669

Enclosed, find the unaudited consolidated and non consolidated financial statements as of september 30, 2002 and 2001 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

02060466

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in fact

12/11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **3** Year: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**18,792,134**	**100**		**100**
2	**CURRENT ASSETS**	**8,772,475**	**47**		
3	CASH AND SHORT-TERM INVESTMENTS	2,247,257	12		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	525,598	3		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	130,201	1		
6	INVENTORIES	5,435,189	29		
7	OTHER CURRENT ASSETS	434,230	2		
8	**LONG-TERM**	**0**	**0**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0		
11	OTHER INVESTMENTS	0	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,939,593**	**10**		
13	PROPERTY	849,245	5		
14	MACHINERY AND INDUSTRIAL	0	0		
15	OTHER EQUIPMENT	2,284,092	12		
16	ACCUMULATED DEPRECIATION	1,206,737	6		
17	CONSTRUCTION IN PROGRESS	12,993	0		
18	**DEFERRED ASSETS (NET)**	**7,997,136**	**43**		
19	**OTHER ASSETS**	**82,930**	**0**		
20	**TOTAL LIABILITIES**	**8,673,020**	**100**		**100**
21	**CURRENT LIABILITIES**	**5,010,659**	**58**		
22	SUPPLIERS	2,706,299	31		
23	BANK LOANS	0	0		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	306,085	4		
26	OTHER CURRENT LIABILITIES	1,998,275	23		
27	**LONG-TERM LIABILITIES**	**3,544,935**	**41**		
28	BANK LOANS	3,505,997	40		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	38,938	0		
31	**DEFERRED LOANS**	**108,988**	**1**		
32	**OTHER LIABILITIES**	**8,438**	**0**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,119,114**	**100**		**100**
34	**MINORITY INTEREST**	**4,084,421**	**40**		
35	**MAJORITY INTEREST**	**6,034,693**	**60**		
36	**CONTRIBUTED CAPITAL**	**3,244,930**	**32**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	361,121	4		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,825,584	18		
39	PREMIUM ON SALES OF SHARES	1,058,225	10		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**2,789,763**	**28**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,228,149	12		
43	REPURCHASE FUND OF SHARES	1,359,030	13		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	152,319	2		
45	NET INCOME FOR THE YEAR	50,265	0		

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,247,257**	**100**		**100**
46	CASH	385,538	17		
47	SHORT-TERM INVESTMENTS	1,861,719	83		
18	**DEFERRED ASSETS (NET)**	**7,997,136**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	7,997,136	100		
50	DEFERRED TAXES	0	0		
51	OTHERS	0	0		
21	**CURRENT LIABILITIES**	**5,010,659**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	4,704,549	94		
53	MEXICAN PESOS LIABILITIES	306,110	6		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER	0	0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		
56	CURRENT MATURITIES OF BONDS	0	0		
26	**OTHER CURRENT LIABILITIES**	**1,998,275**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	48,292	2		
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,949,983	98		
27	**LONG-TERM LIABILITIES**	**3,544,935**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	3,544,935	100		
60	MEXICAN PESOS LIABILITIES	0	0		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS	0	0		
62	MEDIUM TERM NOTES	0	0		
30	**OTHER LOANS**	**38,938**	**100**		**100**
63	OTHER LOANS WITH COST	38,938	100		
64	OTHER LOANS WITHOUT COST	0	0		
31	**DEFERRED LOANS**	**108,988**	**100**		**100**
65	NEGATIVE GOODWILL	0	0		
66	DEFERRED TAXES	0	0		
67	OTHERS	108,988	100		
32	**OTHER LIABILITIES**	**8,438**	**100**		**100**
68	RESERVES	0	0		
69	OTHERS LIABILITIES	8,438	100		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**152,319**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	152,319	100		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: 3 YEAR: 2002
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,761,816	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	615	
75	EMPLOYERS (*)	12,741	
76	WORKERS (*)	0	
77	CIRCULATION SHARES (*)	943,417,176	
78	REPURCHASED SHARES (*)	58,416,634	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**28,821,263**	**100**		**100**
2	COST OF SALES	22,564,106	78		
3	**GROSS INCOME**	**6,257,157**	**22**		
4	OPERATING	5,894,136	20		
5	**OPERATING INCOME**	**363,021**	**1**		
6	TOTAL FINANCING COST	(124,125)	0		
7	**INCOME AFTER FINANCING COST**	**487,146**	**2**		
8	OTHER FINANCIAL OPERATIONS	263,782	1		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**223,364**	**1**		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	201,830	1		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**21,534**	**0**		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**21,534**	**0**		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**21,534**	**0**		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	**21,534**	**0**		
19	NET INCOME OF MINORITY INTEREST	(28,731)			
20	**NET INCOME OF MAJORITY INTEREST**	**50,265**			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**28,821,263**	**100**		**100**
21	DOMESTIC	0	0		
22	FOREIGN	28,821,263	100		
23	TRANSLATED INTO DOLLARS (***)	2,834,869	10		
6	**TOTAL FINANCING COST**	**(124,125)**	**100**		**100**
24	INTEREST PAID	178,699	144		
25	EXCHANGE LOSSES	312,681	252		
26	INTEREST EARNED	41,894	34		
27	EXCHANGE PROFITS	453,748	366		
28	GAIN DUE TO MONETARY POSITION	(119,863)	(97)		
8	**OTHER FINANCIAL OPERATIONS**	**263,782**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	332,508	126		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(68,726)	(26)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**201,830**	**100**		**100**
32	INCOME TAX	137,519	68		
33	DEFERED INCOME TAX	64,311	32		
34	WORKERS' PROFIT SHARING	0	0		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: USCOM
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: 3 YEAR 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	28,821,264	
37	NET INCOME OF THE YEAR	0	
38	NET SALES (**)	33,543,888	
39	OPERATION INCOME (**)	320,351	
40	NET INCOME OF MAYORITY INTEREST(**)	(18,965)	
41	NET CONSOLIDATED INCOME (**)	(138,391)	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**21,534**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	793,692	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**815,226**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(858,995)	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(43,769)**	
6	CASH FLOW FROM EXTERNAL FINANCING	10,604	
7	CASH FLOW FROM INTERNAL FINANCING	(170,954)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(160,350)**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(299,877)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(503,996)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,751,253	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,247,257	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**793,692**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	413,276	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	380,416	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(858,995)**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	223,221	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	54,351	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(163,056)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,013,839)	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	40,328	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**10,604**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	913,844	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	87,230	
27	(-) BANK FINANCING AMORTIZATION	(990,470)	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(170,954)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	30,247	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(201,201)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(299,877)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(239,009)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(2,664)	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	184,637	
39	+ (-) OTHER ITEMS	(242,841)	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.07	%		%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(0.31)	%		%
3	NET INCOME TO TOTAL ASSETS (**)	(0.74)	%		%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	556.62	%		%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.78	times		times
7	NET SALES TO FIXED ASSETS (**)	17.29	times		times
8	INVENTORIES ROTATION (**)	4.85	times		times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	4	days		days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.53	%		%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	46.15	%		%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.86	times		times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	95.12	%		%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	182.77	%		%
15	OPERATING INCOME TO INTEREST PAID	2.03	times		times
16	NET SALES TO TOTAL LIABILITIES (**)	3.87	times		times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.75	times		times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67	times		times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.01	times		times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	44.85	%		%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.83	%		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.98)	%		%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.24)	times		times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(6.61)	%		%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	106.61	%		%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.70	%		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC'/ ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.02)	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.15)	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
8	CARRYING VALUE PER SHARE	$ 6.40	$
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	shares
11	MARKET PRICE TO CARRYING VALUE	0.59 times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(187.50) times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		1	943,417,176			943,417,176	361,121	
TOTAL			**943,417,176**	**0**	**0**	**943,417,176**	**361,121**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
943,417,176
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	58,416,634	3.80026	3.75000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C,P. JOSE LUIS OCAÑA CASTRO

MEXICO, D.F., AT OCTOBER 28 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**

U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: **3** Year: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**6,098,287**	**100**		**100**
2	**CURRENT ASSETS**	**1,491,369**	**24**		
3	CASH AND SHORT-TERM INVESTMENTS	1,481,928	24		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	9,441	0		
6	INVENTORIES	0	0		
7	OTHER CURRENT ASSETS	0	0		
8	**LONG-TERM**	**4,606,918**	**76**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	4,606,918	76		
11	OTHER INVESTMENTS	0	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**		
13	PROPERTY	0	0		
14	MACHINERY AND INDUSTRIAL	0	0		
15	OTHER EQUIPMENT	0	0		
16	ACCUMULATED DEPRECIATION	0	0		
17	CONSTRUCTION IN PROGRESS	0	0		
18	**DEFERRED ASSETS (NET)**	**0**	**0**		
19	**OTHER ASSETS**	**0**	**0**		
20	**TOTAL LIABILITIES**	**63,594**	**100**		**100**
21	**CURRENT LIABILITIES**	**63,594**	**100**		
22	SUPPLIERS	25	0		
23	BANK LOANS	0	0		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	63,569	100		
26	OTHER CURRENT LIABILITIES	0	0		
27	**LONG-TERM LIABILITIES**	**0**	**0**		
28	BANK LOANS	0	0		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	0	0		
31	**DEFERRED LOANS**	**0**	**0**		
32	**OTHER LIABILITIES**	**0**	**0**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,034,693**	**100**		**100**
36	**CONTRIBUTED CAPITAL**	**3,244,930**	**54**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	361,121	6		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,825,584	30		
39	PREMIUM ON SALES OF SHARES	1,058,225	18		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**2,789,763**	**46**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,228,149	20		
43	REPURCHASE FUND OF SHARES	1,359,030	23		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	152,319	3		
45	NET INCOME FOR THE YEAR	50,265	1		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,481,928**	**100**		**100**
46	CASH	179	0		
47	SHORT-TERM INVESTMENTS	1,481,749	100		
18	**DEFERRED ASSETS (NET)**	**0**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	0	0		
50	DEFERRED TAXES	0	0		
51	OTHERS	0	0		
21	**CURRENT LIABILITIES**	**63,594**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	0	0		
53	MEXICAN PESOS LIABILITIES	63,594	100		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER	0	0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		
56	CURRENT MATURITIES OF BONDS	0	0		
26	**OTHER CURRENT LIABILITIES**	**0**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0		
58	OTHER CURRENT LIABILITIES WITHOUT COST	0	0		
27	**LONG-TERM LIABILITIES**	**0**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	0	0		
60	MEXICAN PESOS LIABILITIES	0	0		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS	0	0		
62	MEDIUM TERM NOTES	0	0		
30	**OTHER LOANS**	**0**	**100**		**100**
63	OTHER LOANS WITH COST	0	0		
64	OTHER LOANS WITHOUT COST	0	0		
31	**DEFERRED LOANS**	**0**	**100**		**100**
65	NEGATIVE GOODWILL	0	0		
66	DEFERRED TAXES	0	0		
67	OTHERS	0	0		
32	**OTHER LIABILITIES**	**0**	**100**		**100**
68	RESERVES	0	0		
69	OTHERS LIABILITIES	0	0		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**152,319**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	152,319	100		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER **3** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,427,775	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	0	
75	EMPLOYERS (*)	0	
76	WORKERS (*)	0	
77	CIRCULATION SHARES (*)	943,417,176	
78	REPURCHASED SHARES (*)	58,416,634	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	0	100		100
2	COST OF SALES	0	0		
3	**GROSS INCOME**	0	0		
4	OPERATING	0	0		
5	**OPERATING INCOME**	0	0		
6	TOTAL FINANCING COST	(92,645)	0		
7	**INCOME AFTER FINANCING COST**	92,645	0		
8	OTHER FINANCIAL OPERATIONS	(62,651)	0		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	155,296	0		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	60,907	0		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	94,389	0		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(44,124)	0		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	50,265	0		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	50,265	0		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	50,265	0		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**		**100**
21	DOMESTIC	0	0		
22	FOREIGN	0	0		
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	**TOTAL FINANCING COST**	**(92,645)**	**100**		**100**
24	INTEREST PAID	1,384	1		
25	EXCHANGE LOSSES	290,941	314		
26	INTEREST EARNED	33,606	36		
27	EXCHANGE PROFITS	406,866	439		
28	GAIN DUE TO MONETARY POSITION	55,502	60		
8	**OTHER FINANCIAL OPERATIONS**	**(62,651)**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	(36,940)	(59)		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(25,711)	(41)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**60,907**	**100**		**100**
32	INCOME TAX	60,907	100		
33	DEFERED INCOME TAX	0	0		
34	WORKERS' PROFIT SHARING	0	0		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1	
37	NET INCOME OF THE YEAR	171,909	
38	NET SALES (**)	0	
39	OPERATION INCOME (**)	1	
41	NET CONSOLIDATED INCOME (**)	(18,965)	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**50,265**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(44,124)	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,141**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	55,587	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**61,728**	
6	CASH FLOW FROM EXTERNAL FINANCING	0	
7	CASH FLOW FROM INTERNAL FINANCING	(170,954)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(170,954)**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**150,946**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	41,720	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,440,208	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,481,928	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(44,124)**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(44,124)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**55,587**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,828)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	25	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	62,390	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(170,954)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	30,247	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(201,201)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**150,946**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(295,893)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	446,839	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.00	%		%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(0.31)	%		%
3	NET INCOME TO TOTAL ASSETS (**)	(0.31)	%		%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(110.42)	%		%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.00	times		times
7	NET SALES TO FIXED ASSETS (**)	0.00	times		times
8	INVENTORIES ROTATION (**)	0.00	times		times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days		days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%		%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	1.04	%		%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.01	times		times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%		%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%		%
15	OPERATING INCOME TO INTEREST PAID	0.00	times		times
16	NET SALES TO TOTAL LIABILITIES (**)	0.00	times		times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	23.45	times		times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	23.45	times		times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	23.45	times		times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2,330.30	%		%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.00	%		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%		%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	44.60	times		times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%		%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%		%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **3** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.02)		$	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(0.02)		$	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	
8	CARRYING VALUE PER SHARE	$	6.40		$	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		shares
11	MARKET PRICE TO CARRYING VALUE		0.59	times		times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(187.50)	times		times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.